FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Syngenta strengthens corn portfolio with acquisition from CHS Research

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Media Release – Communiqué aux médias – Medienmitteilung

Syngenta strengthens corn portfolio with acquisition from CHS Research

Basel, Switzerland, 20 February 2004

Syngenta strengthens its broad portfolio of corn seeds products with the acquisition of important corn-breeding material from the US-based company CHS Research, LLC. Under the agreement, Syngenta acquires corn germplasm, including breeding materials and inbreds, from the corn-breeding program of CHS. Syngenta has also entered a new breeding collaboration with CHS focused on the development of enhanced, proprietary corn products. The terms of the agreements were not disclosed.

“This acquisition and research collaboration provide our companies with exciting new possibilities,” said Jeff Beard, Chief Operating Officer of Syngenta Seeds. “These agreements will strengthen the broad offer of high quality corn hybrids that we sell under the NK® brand. Our collaboration will complement each company’s presence in the marketplace and particularly broaden our reach in the US Corn Belt.”

Dr. Tom Hoegemeyer, CEO of Hoegemeyer Hybrids, Inc. and Research Director for CHS Research, LLC, added, “We look forward to working closely with Syngenta, given its extensive technology base, and are confident that this collaborative effort will further advance the strong genetics developed by CHS. This will facilitate our goal of providing our CHS customers the best corn hybrids to meet their farming needs.”

Syngenta Seeds markets corn hybrids under the widely established NK® Brand. CHS companies provide research and development support for corn hybrids sold under the highly regarded Bo-Jac, Curry and Hoegemeyer brands. All companies will retain ownership of their respective brands and commercial seed businesses, and will continue to independently sell products under their brands.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $ 6.6 billion. Syngenta employs more than 19’000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

CHS Research, LLC, develops top-performing hybrid corn seed products for its principals that own and market through Bo-Jac Seed Company, Inc., Mount Pulaski, IL; Curry Seed Company, Inc., Elk Point, SD; and Hoegemeyer Hybrids, Inc., Hooper, NE.

Media Enquiries:	Markus Payer (Switzerland)	Tel: +41 61 323 2323
	Christopher A. Novak (USA)	Tel: +1 (302) 425 2123

Syngenta – 20 February 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 23, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	General Counsel